iHeartMedia, Inc.

20880 Stone Oak Parkway

San Antonio, Texas 78258

June 28, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	iHeartMedia, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-230694

Ladies and Gentlemen:

iHeartMedia, Inc. (the “Company”), pursuant to Rule 477(a) of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1, as amended (File No 333-230694) (the “Registration Statement”), together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter. The Registration Statement was originally filed with the Commission on April 3, 2019, and most recently amended on May 10, 2019.

The Company has determined not to pursue a public offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective, and no securities have been sold in connection with the offering contemplated by the Registration Statement. Accordingly, the Company hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. Please forward copies of the order consenting to the withdrawal of the Registration Statement to our counsel James S. Rowe at Kirkland & Ellis LLP via facsimile at (312) 862-2200 and via email at james.rowe@kirkland.com.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions regarding this application, please contact James S. Rowe at (312) 862-2191 of Kirkland & Ellis LLP. Thank you for your assistance in this matter.

Very truly yours,

iHeartMedia, Inc.

By:	/s/ Richard J. Bressler
Name:	Richard J. Bressler
Title:	President, Chief Operating Officer and Chief Financial Officer